FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

4th Quarter 2010

20 years of technological development.- At TELMEX, we are celebrating 20 years as a private-sector company. During this time, we have modernized, upgraded and transformed from a company that only offered telephony services to become the leading telecommunications services company in the country in a highly competitive market. For the past two decades our commitment has been to connect Mexico through the best technological platform, offering our customers the best services and conditions, and driving technological innovation through information technology and communications.

  As the leading telecommunications company in Mexico, TELMEX will continue to reduce the prices of our services and transfer to our customers the benefits derived from our significant investments, innovation, higher productivity and technological advances.

  Additionally, we continue promoting infinitum high-speed Internet access and, thanks to our customers’ preference, at December 31, 2010, we served 7.4 million broadband accesses in which infinitum is appreciated as the best connection for its quality, service, price and consistently high speed.

  At year-end 2010, we had 15.6 million lines, 291,000 fewer compared with December 2009. Of these, 13.8 million lines are in 198 LSA (Local Service Areas) where competitors are present. The remaining 1.8 million lines are in 199 LSA (Local Service Areas) in communities where competitors are not present and which cover more than 900 thousand square kilometers, or 46% of the national territory. These lines generate revenues mainly from long distance and call termination. Extending service across the large expanse of our country requires significant investments for network growth and modernization and ongoing maintenance and operating expenses.

  Our Driving Technological Innovation Program has achieved a number of significant milestones:

  Information Technologies: 1,242 IT professionals have been trained at no cost to the participants.

  Education and Digital Culture: At year-end we had 3,500 Bibliotecas and Aulas Digitales TELMEX in operation (TELMEX Digital Libraries and Computer Class Rooms) nationwide, benefiting more than 2 million people.

  Connectivity in the Country: We have more than 3,500 WiFi Móvil en infinitum sites installed.

  Universidad Tecnológica Digital (Digital Technological University).- During 2011 its operations will expand to offer higher-education courses through the Internet.

  During the fourth quarter of 2010, revenues totaled 27.958 billion pesos, a decrease of 6.0% compared with the same period of 2009. Revenues from local services, long distance and interconnection decreased 7.3%, 8.2% and 8.9%, respectively. For the twelve months, revenues decreased 4.6% compared with 2009.

  From October to December, EBITDA (1) totaled 11.087 billion pesos, producing a margin of 39.7%, because the initiatives to reduce operating costs were not able to offset the decrease in revenues. Operating income totaled 6.678 billion pesos, with a margin of 23.9%.

  Net income in the fourth quarter totaled 3.389 billion pesos. In the quarter, earnings per share were 19 Mexican cents, 29.6% lower than the same period of last year, and earnings per ADR (2) were 30 US cents, a decrease of 26.8% compared with the fourth quarter of 2009.

  At year-end, 2010, total debt was the equivalent of 6.031 billion dollars. Total net debt (3) was equivalent to 5.425 billion dollars, 1.352 billion dollars less than December 31, 2009.

  Capital expenditures (Capex) were the equivalent of 323.7 million dollars in the fourth quarter. Of this investment, 65.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks. For the twelve months, Capex totaled 839.6 million dollars.

  During the fourth quarter, the company used 328.779 million pesos to repurchase 32.885 million shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the conciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At year-end 2010, we had 15.6 million lines, 291,000 fewer compared with December 2009. Of these, 13.8 million lines are in 198 LSA (Local Service Areas) where competitors are present. The remaining 1.8 million lines are in 199 LSA (Local Service Areas) in communities where competitors are not present and which cover more than 900 thousand square kilometers, or 46% of the national territory. These lines generate revenues mainly from long distance and call termination. Extending service across the large expanse of our country requires significant investments for network growth and modernization and ongoing maintenance and operating expenses.

During the fourth quarter, local calls decreased 6.5% compared with the same period of 2009, totaling 4.675 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as the customers’ changing consumption profile.

Long distance

From October to December, domestic long distance (DLD) traffic decreased 7.6% compared with the same quarter of 2009, totaling 4.446 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 20.0% compared with the fourth quarter of 2009, totaling 368.9 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 14.5% compared with the fourth quarter of 2009, totaling 2.015 billion minutes. The incoming-outgoing ratio was 5.5 times .

Interconnection

In the fourth quarter, interconnection traffic totaled 10.554 billion minutes, 1.2% lower than the same quarter of 2009, due to the 1.3% decrease in interconnection traffic with other local and long distance operators and the 1.5% decrease in traffic related to calling party pays services.

Internet access

At TELMEX, we remain committed to offering the best services to our customers and driving the nation’s digital culture through advancing information technology and communications (ITC). We continue promoting infinitum high-speed Internet access. Thanks to our customers’ preference, we served 7.359 million broadband accesses at December 31, 2010. infinitum is appreciated as the best connection for its quality, service, price and consistently high speed.

This growth has been supported by the sales of more than 2.8 million computers since 1999 and by the promotion of our telecommunications service packages, which offer broadband Internet access and several voice services at attractive prices.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the fourth quarter, revenues totaled 27.958 billion pesos, a decrease of 6.0% compared with the same period of the previous year. Revenues related to data services decreased 7.4% because revenues from a significant security and information technologies project were recognized in the fourth quarter of 2009, which affected the comparison with revenues of the fourth quarter of 2010. Local, long distance and interconnection revenues decreased 7.3%, 8.2% and 8.9%, respectively.

  Local: Local service revenues totaled 10.012 billion pesos in the quarter, a decrease of 7.3% compared with the fourth quarter of 2009, due to decreases of 8.4% in revenue per local billed call and 6.5% in local traffic volume.

  DLD: DLD revenues totaled 2.988 billion pesos, 9.4% lower than the fourth quarter of 2009, due to the 7.6% decrease in traffic and the 2.0% decline in average revenue per minute. The total also was affected by lower revenue per minute in termination traffic with long distance operators and higher penetration of service packages that include domestic long distance service.

  ILD: ILD revenues totaled 1.359 billion pesos in the fourth quarter, a decrease of 5.4% compared with the same quarter of the previous year. Contributing factors included the 32.5% decrease in the average revenue per minute in outgoing traffic and the 20.0% increase in outgoing traffic due to the integration of ILD minutes in packages with infinitum . Incoming international long distance traffic revenues totaled 628 million pesos, an increase of 17.7% compared with the fourth quarter of the previous year, due to the increase of 14.5% in incoming traffic and the increase of 2.8% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 8.9% to 3.622 billion pesos compared with the fourth quarter of 2009, due to the 1.5% decline in calling party pays services and the decrease of 7.1% in average revenue of these services.

  Data: Data revenues are comprised mainly of Internet access services, services related to private networks and value-added services for corporate customers. Revenues from data services in the fourth quarter were 8.164 billion pesos, 7.4% lower compared with the same quarter of 2009 because revenues from a significant security and information technologies project were recognized in the fourth quarter of 2009, which affected the comparison with 2010 fourth quarter revenues. This decrease was offset by the increase of 12% in revenues related to our expanding inventory of Internet access services and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the fourth quarter of 2010, total costs and expenses were 21.280 billion pesos, 3.1% lower than the same period of the previous year, mainly due to lower expenses related to information technology and communications (ITC) projects, lower charges for uncollectables and lower interconnection costs.

  Cost of sales and services: In the fourth quarter, cost of sales and services decreased 8.5% compared with the same period of 2009, totaling 8.502 billion pesos, due to lower costs related to ITC projects, partly offset by higher costs of products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from October to December 2010, commercial, administrative and general expenses totaled 5.778 billion pesos, 8.5% higher than the same period a year ago, mainly due to higher maintenance expenses.

  Interconnection: Interconnection costs were 2.591 billion pesos, a decrease of 10.1% compared with the fourth quarter of 2009 due to the 8.3% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 1.5% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 1.3% compared with the same quarter of 2009, to 4.409 billion pesos, as a result of lower amounts of investments in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 11.087 billion pesos in the fourth quarter of 2010, a decrease of 9.4% compared with the same period of the prior year. The EBITDA margin was 39.7%. Operating income totaled 6.678 billion pesos in the fourth quarter and the operating margin was 23.9%.

Financing cost: In the fourth quarter, financing cost produced a charge of 847 million pesos. This was a result of: i) a net interest charge of 833 million pesos, 34.7% lower than the October-December period of 2009 which included debt reduction and recognition of the market value of interest rate swaps, and ii) a net exchange loss of 14 million pesos due to the fourth-quarter exchange rate appreciation of 0.144 pesos per dollar and the 3.527 billion dollars in dollar-peso hedges in effect at the end of December 2010.

Net income: In the fourth quarter, net income was 3.389 billion pesos, 32.1% lower than the same period of the previous year. Earnings per share were 19 Mexican cents, 29.6% lower than the fourth quarter of 2009, and earnings per ADR (2) were 30 US cents, a decrease of 26.8% compared with the same period of the previous year.

Investments: In the fourth quarter, capital expenditures (Capex) were the equivalent of 323.7 million dollars, of which 65.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks. For the twelve months, investments totaled 839.6 million dollars.

Repurchase of own shares: During the fourth quarter, the company used 328.779 million pesos to repurchase 32.885 million shares.

Debt: Total debt at December 31, 2010, was the equivalent of 6.031 billion dollars, of which 84.0% is long-term, 50.1% has fixed rates considering interest rate swaps, and 59.1% is in foreign currency, equivalent to 3.567 billion dollars. To minimize risks from variations in the exchange rate, at December 31, 2010, we had dollar-peso hedges for 3.527 billion dollars.

During the quarter, we amortized 1.0 billion dollars corresponding to the anticipated payment of tranch B of the syndicated loan which was issued in August 2006 and scheduled to mature in October 2011. TELMEX used 500 million dollars of its own resources and the rest was refinanced.

Total net debt (3) decreased during the last 12 months the equivalent of 1.352 billion dollars, bringing the total to 5.425 billion dollars.

Relevant Figures

( In millions of Mexican pesos, unless otherwise indicated)

					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.

Revenues	P.	27,958	P.	29,747	(6.0)	P.	113,563	P.	119,100	(4.6)
EBITDA (1)		11,087		12,244	(9.4)		45,940		52,315	(12.2)
EBITDA margin (%)		39.7		41.2	(1.5)		40.5		43.9	(3.4)
Operating income		6,678		7,775	(14.1)		28,417		34,364	(17.3)
Operating margin (%)		23.9		26.1	(2.2)		25.0		28.9	(3.9)
Net income attributable to controlling interest		3,389		4,994	(32.1)		15,384		20,469	(24.8)
Earnings per share (pesos)		0.19		0.27	(29.6)		0.85		1.11	(23.4)
Earnings per ADR (dollars) (2)		0.30		0.41	(26.8)		1.33		1.64	(18.9)
Weighted average of outstanding shares (millions)		18,189		18,383	(1.1)		18,189		18,383	(1.1)
Equivalent ADR (millions) (2)		909		919	(1.1)		909		919	(1.1)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the conciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.
(3) Net debt is defined as total debt less cash and cash equivalents.

Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.
Revenues
Local	P.	10,012	P.	10,800	(7.3)	P.	41,007	P.	45,028	(8.9)
Domestic long distance		2,988		3,298	(9.4)		12,265		14,143	(13.3)
International long distance		1,359		1,436	(5.4)		5,646		6,662	(15.3)
Interconnection		3,622		3,974	(8.9)		15,023		16,573	(9.4)
Data		8,164		8,815	(7.4)		32,879		30,817	6.7
Other		1,813		1,424	27.3		6,743		5,877	14.7
Total		27,958		29,747	(6.0)		113,563		119,100	(4.6)

Costs and Expenses
Cost of sales and services		8,502		9,294	(8.5)		34,711		34,178	1.6
Commercial, administrative and general		5,778		5,326	8.5		22,351		20,811	7.4
Interconnection		2,591		2,883	(10.1)		10,561		11,796	(10.5)
Depreciation and amortization		4,409		4,469	(1.3)		17,523		17,951	(2.4)
Total		21,280		21,972	(3.1)		85,146		84,736	0.5

Operating income		6,678		7,775	(14.1)		28,417		34,364	(17.3)

Other (revenues) expenses, net		(121)		137	NA		78		1,350	(94.2)

Financing cost
Interest, net		833		1,276	(34.7)		5,150		5,411	(4.8)
Exchange loss (gain), net		14		(55)	NA		(394)		(1,097)	(64.1)

Total		847		1,221	(30.6)		4,756		4,314	10.2

Equity interest in net income of affiliates		47		92	(48.9)		196		255	(23.1)

Income before income tax		5,999		6,509	(7.8)		23,779		28,955	(17.9)

Income tax		2,603		1,516	71.7		8,408		8,486	(0.9)

Net income		3,396		4,993	(32.0)		15,371		20,469	(24.9)

Noncontrolling interest		(7)		1	NA		13		0	NA

Net income attributable to controlling interest	P.	3,389	P.	4,994	(32.1)	P.	15,384	P.	20,469	(24.8)

EBITDA (1)	P.	11,087	P.	12,244	(9.4)	P.	45,940	P.	52,315	(12.2)

EBITDA margin (%)		39.7		41.2	(1.5)		40.5		43.9	(3.4)
Operating margin (%)		23.9		26.1	(2.2)		25.0		28.9	(3.9)

Exchange rate at December 31, 2010: 12.3571 pesos per dollar.
NA not applicable.

Balance Sheets
[ In millions of Mexican pesos ]

		December 31,		December 31,
		2010		2009
Assets
Cash and cash equivalents	P.	7,493	P.	14,380
Other current assets		29,511		37,540
Plant, property and equipment, net		97,429		104,305
Other assets		5,979		5,879
Net projected asset		17,342		16,431
Total assets	P.	157,754	P.	178,535

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	11,952	P.	19,769
Other current liabilities		20,737		17,699
Long-term debt		62,569		83,105
Labor obligations		3,517		4,114
Deferred taxes		14,133		15,060
Deferred credits		622		467
Total liabilities		113,530		140,214
Stockholders' equity
Controlling interest		43,915		38,280
Noncontrolling interest		309		41
Total stockholders’ equity		44,224		38,321
Total liabilities and stockholders’ equity	P.	157,754	P.	178,535

Exchange rate at December 31, 2010: 12.3571 pesos per dollar.

Operating Results

						% Inc. vs.
	4Q 2010	3Q 2010	2Q 2010	1Q 2010	4Q 2009	4Q 2009

Internet (thousands)	7,449	7,272	7,059	6,883	6,651	12.0
Prodigy (Dial-up)	90	98	105	112	127	(29.1)
Infinitum (ADSL)	7,359	7,174	6,954	6,771	6,524	12.8

Billed lines (thousand units)	15,591	15,622	15,744	15,811	15,882	(1.8)

Local traffic (million units)
Local calls	4,675	4,894	4,871	4,821	5,000	(6.5)
Interconnection minutes (A) (B)	10,554	10,819	11,040	10,596	10,678	(1.2)

Long distance traffic (million minutes)
Domestic long distance (A)	4,446	4,656	4,708	4,482	4,810	(7.6)
International long distance
(incoming and outgoing) (B)	2,384	2,150	2,147	2,206	2,067	15.3

(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2010 and 2009.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.
Revenues
Access, rent and measured service	P.	9,970	P.	10,724	(7.0)	P.	40,727	P.	44,641	(8.8)
LADA interconnection		1,180		1,244	(5.1)		4,749		5,154	(7.9)
Interconnection with operators		339		377	(10.1)		1,491		1,754	(15.0)
Interconnection with cellular operators		2,464		2,683	(8.2)		10,059		11,119	(9.5)
Other		3,357		3,166	6.0		14,801		14,212	4.1
Total		17,310		18,194	(4.9)		71,827		76,880	(6.6)

Costs and expenses
Cost of sales and services		6,191		6,106	1.4		24,298		24,059	1.0
Commercial, administrative and general		4,146		4,651	(10.9)		17,410		17,851	(2.5)
Interconnection		1,602		1,788	(10.4)		6,483		7,306	(11.3)
Depreciation and amortization		2,311		2,412	(4.2)		9,335		9,818	(4.9)
Total		14,250		14,957	(4.7)		57,526		59,034	(2.6)

Operating income	P.	3,060	P.	3,237	(5.5)	P.	14,301	P.	17,846	(19.9)

EBITDA (1)	P.	5,371	P.	5,649	(4.9)	P.	23,636	P.	27,664	(14.6)

EBITDA margin (%)		31.0		31.0	-		32.9		36.0	(3.1)
Operating margin (%)		17.7		17.8	(0.1)		19.9		23.2	(3.3)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.
Revenues
Domestic long distance	P.	3,636	P.	3,824	(4.9)	P.	14,650	P.	16,259	(9.9)
International long distance		1,269		1,397	(9.2)		5,406		6,284	(14.0)
Total		4,905		5,221	(6.1)		20,056		22,543	(11.0)

Costs and expenses
Cost of sales and services		1,161		1,281	(9.4)		4,541		5,189	(12.5)
Commercial, administrative and general		1,230		1,316	(6.5)		5,005		5,515	(9.2)
Interconnection to the local network		1,767		1,833	(3.6)		7,203		7,514	(4.1)
Depreciation and amortization		421		431	(2.3)		1,698		1,788	(5.0)
Total		4,579		4,861	(5.8)		18,447		20,006	(7.8)

Operating income	P.	326	P.	360	(9.4)	P.	1,609	P.	2,537	(36.6)

EBITDA (1)	P.	747	P.	791	(5.6)	P.	3,307	P.	4,325	(23.5)

EBITDA margin (%)		15.2		15.2	(0.0)		16.5		19.2	(2.7)
Operating margin (%)		6.6		6.9	(0.3)		8.0		11.3	(3.3)

Statement of cash flows
[ In millions of Mexican pesos )
		Twelve months
		ended
		December 31, 2010

Operating activities

Income before income tax:	P.	23,779

Depreciation and amortization		17,523
Accrued interest expense		5,734
Other items not requiring the use of cash		5,864
Total		52,900

Cash flows used in operating activities		(13,424)
Net cash flows provided by operating activities		39,476

Investing activities
Acquisition of plant, property and equipment		(9,082)
Other investments		315
Net cash flows used in investing activities		(8,767)

Cash surplus to be applied to financing activities		30,709

Financing activities
New loans		10,136
Repayment of loans		(35,728)
Acquisition of own shares		(340)
Dividends paid		(8,737)
Interest paid		(3,754)
Derivative financial instruments		827
Net cash flows used in financing activities		(37,596)

Net decrease in cash and cash equivalents		(6,887)
Cash and cash equivalents at beginning of period		14,380
Cash and cash equivalents at end of period	P.	7,493

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2010 – HIGHLIGHTS